Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

February 12, 2024

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2383

Diversified Credit Portfolio of ETFs, Series 24

File Nos. 333-276186 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2383, filed on December 21, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Diversified Credit Portfolio of ETFs, Series 24 (the “trust”).

PROSPECTUS

Investment Summary — Investment Objective

1. Are each of the exchange-traded funds (“ETFs”) in which the trust invests diversified? If not, please disclose and provide a risk that the underlying funds may not be diversified.

Response: In response to this comment, the trust will add the following to the end of the first paragraph of the “Principal Investment Strategy” section: “Some of the ETFs may not be diversified funds.” Additionally, the following will be added to the “Principal Risk” section:

Certain ETFs held by the trust are non-diversified. A non-diversified fund may invest a larger portion of its assets in the securities of a limited number of issuers and may be more sensitive to any single economic, business, political or regulatory occurrence affecting an issuer than a diversified fund. Poor performance by any one of these issuers would adversely affect the fund to a greater extent than a more broadly diversified fund.

Finally, the following will be added to the “Investment Risk” section:

Non-diversified Risk. Certain ETFs held by the trust are non-diversified. A non-diversified fund may invest a larger portion of its assets in a fewer number of issuers than a diversified fund. As a result, the fund’s portfolio and performance may be more susceptible to any single economic, business (either globally or with respect to a particular company or companies), political or regulatory occurrence affecting an issuer than the portfolio of a diversified fund. Poor performance by any one of these issuers would adversely affect the fund to a greater extent than a more broadly diversified fund and the fund’s share price may fluctuate more than that of a comparable diversified fund.

Investment Summary — Principal Investment Strategies

2. In the third paragraph under this section, please disclose how the trust defines short-, medium- and long-term maturities.

Response: In response, the first sentence of the third paragraph under the “Principal Investment Strategy” section will be replaced with the following: “The fixed-income and/or preferred ETFs included in the trust’s portfolio invest in debt and/or preferred securities across all maturities.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren
Morrison C. Warren